

December 4, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Volatility Shares Trust
         Issuer CIK: 0001884021
         Issuer File Number: 811-23785 / 333-263619
         Form Type: 8-A12B
         Filing Date: December 4, 2024

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of 2x Corn ETF and 2x Wheat ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications